UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 16, 2020

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MONOCLE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

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Delaware	001-38801	82-1751907
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lexington Avenue, Suite 1501
New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 446-6981

Not Applicable
(Former name or former address, if changed since last report)

___________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one redeemable Warrant	MNCLU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	MNCL	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	MNCLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company. ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission by Monocle Acquisition Corporation (“Monocle”), on September 8, 2020, Monocle entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) with Monocle Holdings Inc., a Delaware corporation and wholly-owned direct subsidiary of Monocle (“NewCo”), Monocle Merger Sub 1 Inc., a Delaware corporation and wholly-owned direct subsidiary of NewCo (“Merger Sub 1”), Monocle Merger Sub 2 LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of NewCo (“Merger Sub 2” and together with Monocle, NewCo and Merger Sub 1, the “Monocle Parties”), AerSale Corp., a Delaware corporation (“AerSale”), and solely in its capacity as the initial Holder Representative, Leonard Green & Partners, L.P., a Delaware limited partnership (“Leonard Green”), relating to the business combination of Monocle and AerSale (the “Business Combination”).

It is Monocle’s understanding that if the Available Closing Cash Amount (as defined in the Amended and Restated Merger Agreement) is equal to or greater than $60 million (excluding any proceeds from the Subscription Agreements (as defined below) entered into by the AerSale co-founders (the “Co-Founder Proceeds”)) and the other conditions to the closing of the Business Combination are satisfied, then the parties to the Amended and Restated Merger Agreement will waive the condition to closing of the Business Combination set forth in Section 10.1(i) of the Amended and Restated Merger Agreement requiring that the Available Closing Cash Amount be equal to or greater than $75 million. Receipt of the proceeds from the Subscription Agreements (defined below) (excluding the Co-Founder Proceeds) plus the proceeds from the Trust Account are anticipated to exceed $60 million.

Subscription Agreements

In connection with the Business Combination, Monocle and NewCo also entered into subscription agreements with investors (collectively, the “Investors”) on December 16, 2020 (the “Subscription Agreements”) pursuant to which, among other things, the Investors agreed to subscribe for and purchase, and NewCo agreed to issue and sell to the Investors, in the aggregate, 7,562,500 shares of NewCo’s common stock, par value $0.0001 per share (“NewCo Common Stock”), for a total aggregate purchase price of $60.5 million (the “Investments”). The Investors include leading investment funds, family offices and the AerSale co-founders. The proceeds of the Investments will be used to close the Transaction and for general corporate purposes, including growth initiatives.

The NewCo Common Stock to be issued pursuant to the Subscription Agreements will be issued in reliance on the exemption provided in Section 4(a)(2) of the Securities Act. The closing of the Investments under the Subscription Agreements is contingent upon the Closing. The Investments are anticipated to close immediately prior to the Business Combination.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreements, the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Amendment No. 1 to the Amended and Restated Founder Shares Agreement

In connection with the Business Combination, the founders of Monocle (the “Founders”) entered into Amendment No. 1 (“Amendment No. 1 to the Amended and Restated Founder Shares Agreement”) to that certain amended and restated founder shares agreement, dated September 8, 2020 (as amended, the “Amended and Restated Founder Shares Agreement”), on December 16, 2020, pursuant to which the Founders have agreed to forfeit an aggregate of 3,470,312 shares (the “Forfeited Shares”) of Monocle’s common stock, par value $0.0001 per share (the “Monocle Common Stock”), with 842,188 Founder Shares remaining (the “Remaining Founder Shares”). The Founders also agreed to defer the vesting of an aggregate of 700,000 shares of Remaining Founder Shares, half of which will vest at such time as the NewCo Common Stock price is greater than $13.50 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days and the other half of which will vest at such time as the NewCo Common Stock price is greater than $15.00 per share for any period of twenty (20) trading days out of thirty (30) consecutive trading days.

The foregoing description of Amendment No. 1 to the Amended and Restated Founder Shares Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 1 to the Amended and Restated Founder Shares Agreement, which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Issuance Agreement

In connection with the Business Combination, Monocle and NewCo also entered into an issuance agreement with certain of its advisors (the “Advisors”) on December 16, 2020 (the “Issuance Agreement”) pursuant to which the Advisors agreed to waive certain fees owed by Monocle in connection with the Business Combination with an aggregate value of approximately $3,624,528 million, in exchange for an aggregate number of shares of NewCo Common Stock equal to 362,453 (the “Issuance”).

The NewCo Common Stock to be issued pursuant to the Issuance Agreement will be issued in reliance on the exemption provided in Section 4(a)(2) of the Securities Act. The Issuance to be made under the Issuance Agreement is contingent upon the Closing of the Business Combination.

The foregoing description of the Issuance Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Issuance Agreement, the form of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Letter Agreement

In connection with the Business Combination, Monocle, NewCo and the shareholders of AerSale entered into a letter agreement on December 16, 2020 (the “Letter Agreement”), pursuant to which NewCo agreed to increase the amount of additional contingent consideration that certain stockholders of AerSale are entitled to receive by 100,000 additional shares of NewCo Common Stock in the aggregate, with 50,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $13.50 for any period of 20 trading days out of 30 consecutive trading days, and the remaining 50,000 of such shares issuable if the closing sale price per share of NewCo Common Stock is greater than $15.00 for any period of 20 trading days out of 30 consecutive trading days, in each case on or prior to the fifth anniversary of the Closing.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Letter Agreement, which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Amendment No. 1 to the Amended and Restated Merger Agreement

On December 16, 2020, the Monocle Parties, AerSale, and solely in its capacity as the initial Holder Representative, Leonard Green, entered into Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger (“Amendment No. 1 to the Amended and Restated Merger Agreement”). Amendment No. 1 to the Amended and Restated Merger Agreement reflects a revised tax withholding procedure with respect to the settlement of AerSale’s outstanding stock appreciation right (“SAR”) awards, pursuant to which (i) cash payments to the SAR holders will be reduced in satisfaction of applicable withholding taxes, and then (ii) to the extent that the reduction of such cash payments is insufficient to satisfy such taxes, the remainder of the withholding taxes will be paid by the applicable holders via a “net settlement” procedure whereby each holder will forfeit a number of shares of common stock that would otherwise be delivered in settlement of such SARs with a value equal to any remaining withholding taxes (instead of such withholding taxes being deducted from future paychecks).

The foregoing description of Amendment No. 1 to the Amended and Restated Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 1 to the Amended and Restated Merger Agreement, which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 8.01	Other Events.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is an investor presentation relating to the proposed Business Combination.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, NewCo has filed a prospectus, which includes a definitive proxy statement of Monocle. Monocle has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders. MONOCLE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AERSALE, MONOCLE AND THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination have been mailed to stockholders of Monocle as of a record date of September 28, 2020. As discussed in the Current Report on Form 8-K filed by Monocle on December 11, 2020, the stockholders meeting related to the proposed Business Combination is expected to be held on December 21, 2020, at 10:00 a.m., Eastern Time, at the offices of Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, 39th Floor, New York, NY 10281. A notice of special meeting and proxy card has been mailed to stockholders of Monocle as of a record date of December 1, 2020 for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

Monocle and AerSale and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Monocle’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Monocle’s directors and officers in Monocle’s filings with the SEC, including Monocle’s Form S-1 registration statement, which was declared effective by the SEC on February 6, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Monocle’s stockholders in connection with the proposed Business Combination is set forth in Monocle’s definitive proxy statement, filed with the SEC on October 15, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Monocle Acquisition Corporation, 750 Lexington Avenue, Suite 1501, New York, NY 10022.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Monocle’s and AerSale’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Monocle’s and AerSale’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Monocle’s and AerSale’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended and Restated Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against Monocle and AerSale following the announcement of the Amended and Restated Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approvals from the stockholders of Monocle and AerSale or other conditions to closing in the Amended and Restated Merger Agreement; (4) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that AerSale or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Monocle’s other filings with the SEC. Monocle cautions that the foregoing list of factors is not exclusive. Monocle further cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Monocle does not undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based unless required to do so under applicable law.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Form of Subscription Agreement.

10.2	Amendment No. 1 to the Amended and Restated Founder Shares Agreement, dated December 16, 2020, by and among Monocle Partners, LLC, Cowen Investments II LLC, Monocle Acquisition Corporation and Monocle Holdings Inc.

10.3	Form of Issuance Agreement.

10.4	Letter Agreement, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, AerSale Corp. and, solely in its capacity as the Holder Representative, Leonard Green & Partners, L.P.

10.5	Amendment No. 1 to the Amended and Restated Merger Agreement, dated December 16, 2020, by and among Monocle Acquisition Corporation, Monocle Holdings Inc., Monocle Merger Sub 1 Inc., Monocle Merger Sub 2 LLC, AerSale Corp. and, solely in its capacity as the Holder Representative, Leonard Green & Partners, L.P.

99.1	Investor Presentation, dated December 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONOCLE ACQUISITION CORPORATION

By:	/s/ Eric J. Zahler
	Name:	Eric J. Zahler
	Title:	President and Chief Executive Officer

Dated: December 16, 2020